Matthew J. Benson
617.239.0173
fax 617.227-4420
mbenson@eapdlaw.com
March 6, 2008
BY FAX: (202) 772-9217
AND EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant

	Re:	Bentley Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 15, 2007
Commission File No. 1-10581
Dear Mr. Rosenberg:
On behalf of Bentley Pharmaceuticals, Inc. and subsidiaries (“Bentley” or the “Company”) we submit this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated December 7, 2007 relating to the Form 10-K of the Company for its fiscal year ended December 31, 2006 (the “Form 10-K”) and the follow-on verbal comment we received from Sasha Parikh on February 25, 2008. We have set forth below the Staff’s comment, relating to prior comment 3 in the Staff letter dated December 7, 2007, and the Company’s response to the comment. The factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.
Form 10-K for the year ended December 31, 2006
Comment: Your proposed disclosure indicates that you still maintain that these represent one unit of account under EITF 00-21. Your recognition policy seems to indicate that you have recognized revenue from the second deliverable under the supply agreements in a manner that is distinct from revenue generated under the first deliverable. Please explain to us how this is consistent with the guidance of EITF 00-21. To the extent that you really have two units of account, please provide to us revised disclosure that clearly indicates that this is why your policy

Jim B. Rosenberg
March 6, 2008

is appropriate. In addition, please provide supplementally your support that the second deliverable is at fair value.
Response:
Description of Agreements
     While there are many individual agreements, the terms are generally the same in each instance.
     The Company enters into a licensing agreement and a supply agreement to provide generic pharmaceutical products to a customer over a defined period ranging from 5 to 10 years. Under the terms of the licensing agreement, the Company will provide proprietary information related to one of their pharmaceutical products (the “License”). The Company’s customer will utilize this proprietary information to obtain approval for the marketing and sale of the Company’s pharmaceutical product. Such approval is obtained from governmental agencies in specific territories. Such product will be marketed and sold under the customer’s name. The licensing agreement also requires the customer to purchase all of its supply of the Company’s formulation of the licensed product exclusively from the Company during the contractual supply period.
     The provisions of the licensing agreement prohibit the customer from selling, sub-leasing, assigning or otherwise transferring its rights to the proprietary information licensed from the Company. Under the terms of the agreement, the customer does not obtain any ownership rights to the Company’s proprietary information. Additionally, during the contractual supply period the customer is precluded from utilizing the Company’s proprietary information to manufacture the product in-house.
     The separate supply agreement between the Company and its customers obligates the customer to purchase its supply of the specific pharmaceutical product exclusively from the Company at a specified price. There are no minimum purchase requirements under the supply agreement.
     Separate payment streams are made to the Company for the supply of products and the license. The license fee is generally paid to the Company in three installments, one-third when the agreement is entered into, one-third during the regulatory application process and one-third upon marketing authorization. The license fee is refundable to the customer up to the point the

Jim B. Rosenberg
March 6, 2008

customer obtains a marketing authorization from the governmental agency. Once marketing authorization is obtained by the customer, the license fee is no longer refundable.
     The Company operates in a foreign regulated environment with state sponsored healthcare regimes, relative to the agreements discussed herein. In such regulated environments the foreign government sets the reimbursement price in its local jurisdiction for the pharmaceutical product manufactured by the Company. Accordingly, each party in the supply chain for the pharmaceutical product operates within narrow pricing constraints as dictated by the applicable local government.
     As a result, the price the Company charges distributors for products under these supply agreements is fairly predictable for each jurisdiction and reflects the regulated pricing structure promulgated by the foreign government. The regulated pricing structure established in the local jurisdictions is such that we believe third parties also charge similar prices to distributors for similar products.
     Accordingly, the Company believes the negotiated per unit price for the supply of pharmaceutical products in its supply agreements represents a reasonable estimate of the fair value for the manufacturing and supply of such products.
Evaluation under EITF 00-21
     Because the agreements have two deliverables (the license and the manufacturing and supply of products), we have evaluated each deliverable for separation under EITF Issue No. 00-21 Revenue Arrangements with Multiple Deliverables.
     EITF 00-21, paragraphs 9 and 10 state:
     In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:
a.	The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

Jim B. Rosenberg
March 6, 2008

b.	There is objective and reliable evidence of the fair value of the undelivered item(s).

c.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.
     The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting.
     Based upon the contractual restrictions inherent in our agreements whereby our customers cannot sell, sub-lease or transfer their rights related to the License that they are granted and the fact that they are precluded from manufacturing the product in-house, we have concluded that the License does not have stand alone value as the customer can not realize any benefits from solely having the License. Therefore the license cannot be accounted for as a separate unit of account under the provision of EITF 00-21. We have concluded that revenue related to the License should be combined with the revenues related to the supply of product and have determined an appropriate recognition of revenue for these combined deliverables as a single unit of accounting.
Revenue Recognition
     The payments we receive under our license and supply agreements are recognized as follows:
•	Payments received for license fees are deferred until the customer obtains marketing authorization (i.e. until no longer refundable) and then recognized ratably over the term of the supply agreement.

•	Payments received for the sale or our products under the agreements are recognized in a manner consistent with our normal product sales, that is when products are delivered to the customer and collectibility is reasonable assured. Note that the evidence of an arrangement and fixed and determinable price requirements are satisfied with the execution of the agreements.
     Since the agreements do not provide for the delivery of a specified quantity or a minimum order quantity and we are unable to accurately determine the pattern by which customers will order product throughout the term of the agreements, we believe a reasonable

Jim B. Rosenberg
March 6, 2008

basis to measure the pattern that the license fee is earned is on a straight-line basis. Absent another specific measurement, we believe recognition of the license fee ratably over the supply agreement term is acceptable under GAAP. We further believe that our revenue recognition policy whereby the up-front license fee is recognized in a manner distinct from revenue generated by subsequent product sales is acceptable under current GAAP and reflects the underlying economics of the agreements in that the customer benefits from the license deliverable throughout the term of the supply agreement and benefits from the product sales as they occur.
     We have concluded that our revenue recognition policy for these agreements is acceptable and is consistent with SAB Topic 13. Specifically, Question 1 of SAB Topic 13-A.3(f) states, in part:
Supply or service transactions may involve the charge of a nonrefundable initial fee with subsequent periodic payments for future products or services. The initial fees may, in substance, be wholly or partly an advance payment for future products or services. In the examples above, the on-going rights or services being provided or products being delivered are essential to the customers receiving the expected benefit of the up-front payment. Therefore, the up-front fee and the continuing performance obligation related to the services to be provided or products to be delivered are assessed as an integrated package. In such circumstances, the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned. (Emphasis added).
     Footnote 40 at the end of the above paragraph states: A systematic method would be on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed.
     We further believe that our conclusion is also supported by analogy to the concept in AICPA TPA 5100.76, Fair Value in Multiple-Element Arrangements That Include Contingent Usage-Based Fees and Software Revenue Recognition, which is that revenue for a combined unit of accounting is recognized using separate attribution methods. In the TPA, the non-refundable initial fee for a perpetual license is recognized ratably over the period, while the contingent usage-based fee is recognized at the time a reliable estimate can be made of the actual usage that has occurred, provided collectibility is probable.

Jim B. Rosenberg
March 6, 2008

     Finally, we believe that our policy can be analogized to the milestone-based method of revenue recognition described in The Miller Revenue Recognition Guide, by Ashwinpaul C. Sondhi and Scott Taub. A discussion of the milestone-based method from the Miller Guide follows:
The milestone-based method distinguishes between the up-front and milestone payments for accounting purposes instead of combining them, as is done in the performance-based methods. The up-front fee in the milestone-based method is deemed to relate to the entire performance period, since no discrete earnings process culminated upon receipt of the up-front fee. As such, the up-front fee is recognized over the performance period on a systematic and rational basis. If information related to efforts expended and total efforts expected to be expended is available, a basis centered on percentage-of-efforts expended should most likely be used. If such information is not available, the systematic and rational basis would most likely be a time-based method where the up-front fee is recognized ratably over the performance period. The milestone payments, however, are deemed to be related to the portion of the performance period dedicated to achieving that specific milestone. In substance, each milestone is treated as if it is a separate contract, performance for which is evaluated under Completed Performance model. (Emphasis Added).
     We believe that each individual product sale under our license and supply agreements can be viewed as separate substantive milestone. The sale of each product can be viewed as a separate substantive milestone notably because (1) substantive effort is required to reach each milestone (i.e. manufacturing and supply of the product) and (2) the amount of the milestone payment (i.e. the price charged for the product) is reasonable in light of the effort required to achieve the milestone (i.e. the manufacturing and supply of the product).
     In substance, the customer pays separately for each milestone and receives commensurate value (the product) in return. Recognizing each product sale separately as a “substantive milestone” results in a revenue recognition policy consistent with which the Company is currently applying.
Conclusion
     Based upon the factors outlined in our above analysis, we believe that our revenue recognition policy for our license and supply agreements reflects the economic substance of our transactions and is acceptable and supportable under existing revenue recognition GAAP.
     We also note that the EITF recently added Issue No. 08-A, Revenue Recognition for a Single Deliverable for a Single Unit of Account (with Multiple Deliverables) That have Multiple

Jim B. Rosenberg
March 6, 2008

Payment Streams, to its agenda. We understand that EITF Issue No. 08-A was added to the EITF agenda in part because diversity in practice exists regarding revenue recognition for a single unit of accounting with multiple deliverables. We acknowledge there may be alternative methods to recognize revenue in transactions such as ours described herein, however, we believe that our current revenue recognition policy is acceptable based on existing GAAP today for the reasons previously discussed.
Revised Disclosure
Bentley proposes to include the revised disclosure in our 2007 financial statements included in our 2007 Form 10-K which we plan to file with the SEC on March 14, 2008.
     We have entered into licensing and supply agreements with certain customers that provide for the supply of specified products at specified prices. The Company’s two deliverables in these agreements (the license and the product sales) do not meet the criteria for separation under EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables and are therefore accounted for as one unit of account in accordance with EITF 00-21. The Company’s product sales under the agreements are recognized in the same manner as its normal product sales. The Company recognizes license fees as revenue on a straight line basis. Accordingly, the license fees are recognized ratably over the term of the supply agreement. The Company has deferred recognition of approximately $XXX,000 and $4,797,000 of license fees as of December 31, 2007 and 2206, respectively.
     As stated previously, we will include this revised disclosure in our 2007 financial statements included in our 2007 Form 10-K which we plan to file with the SEC on March 14, 2008.
In connection with responding to the Staff’s comments, the Company acknowledges that:
(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jim B. Rosenberg
March 6, 2008

We would greatly appreciate the Staff’s expedited review of our response so that we may include the revised disclosure in our 2007 Form 10-K. If you require any additional information concerning the Form 10-K or our response, please call me at (617) 239-0173. Thank you for your attention to this matter.
Very truly yours,
/s/ Matthew J. Benson
Matthew J. Benson

cc:	Richard P. Lindsay (Bentley Pharmaceuticals, Inc.)
Nathaniel S. Gardiner, Esq.